EXHIBIT 4.23

The Commissioners of Her Majesty’s Treasury (the “Treasury”)
1 Horse Guards Road
London
SW1A 2HQ

The Secretary of State, Department for Business, Enterprise and Regulatory Reform (“BERR”)
1 Victoria Street
London
SW1H 0ET

The Secretary of State, Department for Communities and Local Government (“DCLG”)
Eland House
Bressenden Place
London
SW1E 5DU

           February 2009

Ladies and Gentlemen,

LENDING COMMITMENTS

1.	Introduction

The Royal Bank of Scotland plc (the “Participating Institution”) notes that:

(A)
the Asset Protection Scheme (the “APS”) and the extension to the Credit Guarantee Scheme (the “CGS” and, together with the APS, the “Schemes”) announced by the Government on 19 January 2009 are part of a comprehensive package of measures the objective of which is to reinforce the stability of the financial system, and together with the Working Capital Scheme announced by the Government on 14 January 2009 (the “WCS”), to increase confidence and capacity to lend, and in turn to support the recovery of the economy;

(B)
participation in either or both of the Schemes by an institution having eligible liabilities (as determined by the Bank of England) above a threshold to be specified by the Treasury is subject to a verifiable commitment to be agreed between each participating institution and the Government to support lending to creditworthy borrowers in the real economy in a commercial manner; and

(C)
in determining the requisite lending commitments, the Treasury, BERR and DCLG (together, the “Government Departments”) have consulted closely with each other in relation to sectors of the economy for which they have responsibilities, and will continue to consult closely with each other as appropriate in relation to the implementation and operation of the lending commitments given or to be given by certain institutions which participate in either or both of the Schemes.

In connection with the above, this document is being entered into by the Participating Institution by way of a deed poll in favour of the Government Departments and specifies: (i) the lending commitments given by the Participating Institution for itself and on behalf of its Group, in connection with its proposed participation in the Schemes, comprising a Business Lending Commitments and a Homeowner Lending Commitment (each as defined in paragraph 3(A) and together, the “Lending Commitments”); and (ii) certain associated undertakings being given by the Participating Institution in connection with the implementation and operation of the Lending Commitments.

The Participating Institution agrees that the undertakings given in this Deed Poll (including the Lending Commitments) are intended to be binding on it and the provision of such undertakings is a pre-requisite to the Participating Institution’s proposed participation in the Schemes.

References in this Deed Poll to the “Participating Institution” mean (where appropriate) the Participating Institution and the members of the Participating Institution’s Group forming part of its UK banking operations.

2.	Commencement of Lending Commitments

The Participating Institution undertakes (for itself and on behalf of its Group) to implement the Lending Commitments with effect from 1 March 2009 and in doing so, to act in good faith, having regard to the purpose of the Lending Commitments to support lending to creditworthy borrowers in the real economy in a commercial manner.

3.	The Lending Commitments: General

The Participating Institution undertakes:

(A)
to increase the supply of lending by the UK banking operations of the Participating Institution to UK businesses (as further described in paragraph 4 below) (the “Business Lending Commitments”) and to homeowners (including first time buyers) (as further described in paragraph 5 below) (the “Homeowner Lending Commitment”); and

(B)
to implement the Business Lending Commitments and the Homeowner Lending Commitment without distortion to its continued lending activities to other sectors of the real economy (including unsecured consumer lending) in the UK and, in doing so, to pay due regard to the level of demand and the normal distribution of maturities of lending to other sectors of the real economy granted by the Participating Institution in 2008.

Notwithstanding the foregoing, the Participating Institution notes that the Lending Commitments are not intended to require or cause the Participating Institution to do anything that would constitute a breach by it of the Financial Services and Markets Act 2000 (“FSMA”), the rules made by the Financial Services Authority (“FSA”) or the FSA’s capital supervisory framework (together, the “FSA Requirements”), to lend in excess of its single name or sectoral risk concentration limits or otherwise to engage in uncommercial practices.

In implementing the Lending Commitments, the Participating Institution will adhere to Principle 6 of the FSA’s Principles for Business (“a firm must pay due regard to the interests of its customers and treat them fairly”) in respect of its lending activities.

In complying with: (i) the Business Lending Commitments, additional lending will be subject to the Participating Institution’s ordinary course pricing and other terms and commercial and risk assessment; and (ii) the Homeowner Lending Commitment, additional residential mortgage lending will be subject to the Participating Institution’s ordinary course pricing and other terms and, subject to paragraph 5.4(B), to the Participating Institution’s standard credit and other acceptance criteria.

4.	The Business Lending Commitments

4.1	Scope of Business Lending Commitments

The Business Lending Commitments apply to lending by the UK banking operations of the Participating Institution to the following UK business categories (each, a “Relevant Business Category” and together, “Relevant Businesses”):

(A)
small and medium sized enterprises (or “SMEs”), which means UK businesses which are categorised by the Participating Institution as being small or medium sized enterprises by reference to their turnover typically being £25 million or less;

(B)
“Mid-Corporates”, which means UK businesses which are categorised by the Participating Institution as being mid-corporates by reference to their turnover typically being £500 million or less, excluding SMEs; and

(C)	“Large Corporates”, which means UK businesses which are categorised by the Participating Institution as being large corporates by reference to their turnover typically being more than £500 million.

For the purposes of this Deed Poll: (i) “UK businesses” refers to firms, companies, partnerships, joint ventures, associations and other undertakings engaged in economic activity in the UK (including subsidiaries and branches of overseas entities conducting such economic activities); and (ii) “turnover” refers to the relevant UK business’s turnover, as stated in its most recent annual accounts.

4.2	Baseline for determining compliance with Business Lending Commitments

The Participating Institution undertakes:

(A)	in respect of the 12 month period commencing 1 March 2009 (the “2009 commitment period”) and the 12 month period commencing 1 March 2010 (the “2010 commitment period”), to increase lending (as defined in paragraph 4.9) above the lending figure specified in the baseline budget by the amounts specified in paragraphs 4.3 to 4.8 inclusive; and

(B)
to implement the Business Lending Commitments in line with demand from different industry sectors operating in the real economy and, subject to demand, in line with the normal distribution of maturities of loans to each Relevant Business Category, in each case granted by the Participating Institution in 2008.

For the purposes of this Deed Poll, the “baseline budget” means the Participating Institution’s forecast as at 31 December 2009 (before the impact of the Lending Commitments) that the Participating Institution has shared with the Government Departments (a copy of which is attached as an Appendix to this Deed Poll).

4.3	Aggregate Business Lending Commitment

In respect of the 2009 commitment period, the Participating Institution undertakes to increase its lending to Relevant Businesses by, in aggregate, an additional £16 (sixteen) billion above the amount shown in the baseline budget. In satisfying this aggregate lending commitment, the Participating Institution shall increase its lending to each Relevant Business Category by (at a minimum) the amount specified in paragraphs 4.4 to 4.6 inclusive.

4.4	SMEs: 2009 commitment

The Participating Institution undertakes that, in respect of the 2009 commitment period, its lending to SMEs will be at least *** above the amount shown in the baseline budget.

4.5	Mid-Corporates: 2009 commitment

The Participating Institution undertakes that, in respect of the 2009 commitment period, its lending to Mid-Corporates will be at least *** above the amount shown in the baseline budget.

4.6	Large Corporates: 2009 commitment

The Participating Institution undertakes that, in respect of the 2009 commitment period, its lending to Large Corporates will be at least *** above the amount shown in the baseline budget.

The Participating Institution will work constructively by: (i) participating in forums established or supported by the Government or the Bank of England; (ii) working with the Government and the Bank of England to develop guidelines for lenders; and (iii) continuing its ordinary course activities and processes (including with respect to the syndication of facilities), to address or reduce any risk concentrations arising from this Business Lending Commitment.

*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.

4.7	Inter-relationship between WCS and Business Lending Commitments

The Participating Institution has agreed to participate in the WCS and undertakes that the capital released by its participation in the Scheme will be redeployed in support of lending to

SMEs and Mid-Corporates for all forms of finance. This release of capital will enable the Participating Institution to provide *** of the *** increase in lending to SMEs and Mid-Corporates referred to in paragraphs 4.4 and 4.5 above and, as such, the Participating Institution notes that the commitment given in respect of capital released by its participation in the WCS: (i) is incorporated within the Business Lending Commitment for the Relevant Business Categories; and (ii) will be subject to the monitoring, reporting and compliance arrangements described in paragraphs 8, 9 and 11.

4.8	Lending to business: 2010 commitment

In respect of the 2010 commitment period, the Participating Institution undertakes to maintain similar levels of lending to each of the Relevant Business Categories as in the 2009 commitment period, subject to adjustment of the commitments (pursuant to paragraph 6) by agreement with the Treasury and BERR to reflect circumstances at the start of the 2010 commitment period.

4.9	Application of Business Lending Commitments

For the purpose of the Business Lending Commitments “lending” means financing facilities:

(A)	in respect of SMEs and Mid-Corporates, drawn; and

(B)	in respect of Large Corporates, granted (whether drawn or undrawn),

in each case by or to real economy UK businesses, including (without limitation) loans, overdrafts, asset finance, invoice discounting and export finance, but excluding (without limitation) derivatives and interbank financing and which are outstanding as at the end of the 2009 commitment period or the 2010 commitment period (as appropriate).

*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.

For the purposes of the above: (i) debt which is exchanged for equity in a restructuring of a borrower, and impairments and write-offs of outstanding lending (save to the extent such impairments and write-offs are already reflected in the baseline budget), shall be treated as if it was still lending, except to the extent that such adjustments to the quantum of outstanding lending are recovered or recoverable through the APS; and (ii) ***.

4.10	Marketing relating to Business Lending Commitments

The Participating Institution undertakes that it will promptly ensure that its staff are aware of the Business Lending Commitments and actively seek to implement such commitments through sales and marketing activities which are targeted at Relevant Businesses, which shall include both existing borrowers and new potential borrowers. These activities will make specific provision for UK businesses that would be categorised by the Participating Institution as Mid-Corporates or Large Corporates and whose borrowings were financed, or are financed, by financial institutions that have reduced, or are in the process of, reducing their lending activities to UK businesses.

4.11	General provisions about lending to business

In relation to lending to Relevant Businesses, the Participating Institution will:

(A)	commit to its lending allocation under the Enterprise Finance Guarantee;

(B)	apply for and, if approved, use the European Investment Bank’s intermediated financing schemes aimed specifically at SMEs and “Midcaps” (as defined by the European Investment Bank);

(C)	actively and constructively participate in the funding of UK export credits where such funding is subject to the Export Credits Guarantee Department guarantee arrangements;

(D)
abide by the revised British Bankers’ Association statement of principles for small business lending released on 12 December 2008 (as agreed at the Small Business Finance Forum held on 11 November 2008);

(E)
not reduce or withdraw, or increase its charges on, working capital lines when credit insurance covering the borrower’s suppliers has been reduced or withdrawn, without due and careful consideration and unless it is satisfied, through the application of its ordinary course commercial and risk assessment, that there has been a material adverse change in the credit risk associated with the relevant business that justifies such an action;

*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.

(F)	continue to apply the normal commercial practices in effect prior to 2008 in determining whether to call a default against a business to which it has made a loan; and

(G)
work constructively with other lenders and, where appropriate, the Government in exploring the full range of restructuring possibilities for corporate borrowers, and to do so in compliance with the International Association of Restructuring, Insolvency and Bankruptcy Professionals’ (INSOL) “Statement of Principles for a Global Approach to Multi-creditor Workouts”.

The Participating Institution notes that it has already committed to funding of £6.25 million to be made available through the Capital for Enterprise Fund (announced by BERR on 14 January 2009), which is a fund being established to provide long term finance for businesses which have exhausted their normal lending facilities and which is part of Government's commitment to support the de-leveraging of over-leveraged businesses.

5.	Homeowner Lending Commitment

5.1	Scope of Homeowner Lending Commitment

The Homeowner Lending Commitment applies to residential mortgage lending by the UK banking operations of the Participating Institution to homeowners, including first time buyers, in respect of properties in the UK.

5.2	Homeowner Lending Commitment: 2009 commitment

The Participating Institution undertakes that, in respect of the 2009 commitment period, its residential mortgage lending will be at least £9 (nine) billion above the amount shown in the baseline budget.

5.3	Homeowner Lending Commitment: 2010 commitment

In the 2010 commitment period, the Participating Institution undertakes to maintain similar levels of residential mortgage lending as in the 2009 commitment period, subject to adjustment of the commitment by agreement with the Government Departments to reflect circumstances at the start of the 2010 commitment period.

5.4	Application of Homeowner Lending Commitment

For the purposes of the Homeowner Lending Commitment, the Participating Institution will ensure that:

(A)	a reasonably competitive range of residential mortgage products are available for residential mortgage applicants for residential mortgages up to at least 90% loan-to-value (“LTV”);

(B)	applications for residential mortgage products are promptly processed and granted, subject to applicants meeting the Participating Institution’s standard credit and other acceptance criteria which must be both reasonable and consistent with market practice; and

(C)
additional residential mortgage lending will be offered across the LTV bands (up to at least 90% LTV) and maturities, in line with the distribution of residential mortgages across such bands granted by the Participating Institution in 2008.

5.5	Marketing relating to Homeowner Lending Commitment

The Participating Institution undertakes that it will promptly ensure that its staff are aware of the Homeowner Lending Commitment and actively seek to implement such commitment through sales and marketing activities targeted at residential homeowners (including first time buyers). The communication of the Homeowner Lending Commitment to staff, and the marketing of such commitment to residential homeowners shall, in particular, address the specific obligations undertaken by the Participating Institution pursuant to paragraph 5.4.

5.6	General provisions about lending to homeowners

The Participating Institution will:

(A)
actively participate in the Government’s Homeowners Mortgage Support Scheme, Mortgage Rescue Scheme and Support for Mortgage Interest and work to ensure that its eligible borrowers have the opportunity to benefit from these Schemes (where appropriate) and avoid repossession;

(B)	actively and constructively participate in the Home Finance Forum; and

(C)	review its policies for supporting individual borrowers in difficulty, with appropriate input from consumer groups.

5.7	Other provisions

The Participating Institution will:

(A)	actively and constructively participate in the Consumer Finance Forum;

(B)	abide by the principles agreed as part of the Credit Card Summit on 28 November 2008; and

(C)	work closely with registered social landlords with a view to continuing the supply of appropriate finance.

6.	Adjustment of Lending Commitments

The Government Departments may, in their discretion but acting reasonably: (i) reduce the quantum of the Homeowner Lending Commitment and/or one or more of the Business Lending Commitments; or (ii) allow the Participating Institution to increase its lending to one or more

Relevant Business Categories by the amount of any shortfall in residential mortgage lending (a “Commitment Adjustment”).

The circumstances in which the Government Departments may make such an adjustment to the Lending Commitments include, but are not confined to, the following:

(A)
changes to economic conditions (including, without limitation, the level of demand for business and residential mortgage lending at the Participating Institution’s ordinary course pricing and terms and the level of availability within the market of other forms of debt and equity finance to UK businesses);

(B)	significant changes to the utilisation rates of lending to Large Corporates assumed in the baseline budget;

(C)	changes to the Government Departments’ expectations as to the amount of lending needed to maintain economic activity; and

(D)	updated assessments of the extent to which the Participating Institution has relied on Government support and the nature of the support utilised by the Participating Institution.

In determining whether to make a Commitment Adjustment, the Participating Institution understands that the Government Departments will have regard to (and act reasonably in considering) any submissions made by the Participating Institution as part of its ongoing dialogue with the Government Departments regarding the operation and implementation of the Lending Commitments (including (without limitation) with respect to the Homeowner Lending Commitment and Business Lending Commitments applicable in respect of the 2010 commitment period) .

If the Government Departments are satisfied that the Lending Commitments are no longer necessary to address the Government’s objectives of reinforcing the stability of the financial system, increasing confidence and capacity to lend, and in turn supporting the recovery of the economy, they may agree that they should cease to apply.

The Participating Institution will comply with the Lending Commitments in accordance with the provisions of this Deed Poll on the understanding and assumption that: (i) the Schemes will be established by the Government; and (ii) the Participating Institution will participate in either or both of the Schemes on terms to be agreed with the Government.

It is understood that: (i) the Lending Commitments will cease if the Participating Institution does not participate in either of the Schemes by 1 June 2009; and (ii) if the Participating Institution only participates in one of the Schemes prior to 1 June 2009 the Government will, in consultation with the Participating Institution and acting reasonably, make appropriate reductions in the Lending Commitments having regard to the quantum of financial support being provided by the Government to the Participating Institution.

7.	Interaction of Lending Commitments with previous commitments

The Participating Institution notes that the Lending Commitments supersede the lending commitments given by the Participating Institution in October 2008 in connection with its participation in the Government’s Recapitalisation Scheme and in January 2009 in connection with the proposed conversion of the preference shares held by the Treasury in the Participating Institution into ordinary shares.

8.	Monitoring and Reporting

8.1	General requirements

The Participating Institution agrees that:

(A)
compliance with the Lending Commitments will be subject to a monitoring and reporting process between the Participating Institution and the Government Departments which will be detailed, transparent and determined by the Government Departments (acting reasonably) in consultation with the Participating Institution;

(B)	it will report to the Government Departments:

(i)
on a monthly basis in a format, with content and within timescales, to be determined by the Government Departments (acting reasonably) in consultation with the Participating Institution (the “monthly reports”) and that: (i) in respect of the Business Lending Commitments, the monthly report will include (without limitation) the information and data described in paragraph 8.2; and (ii) in respect of the Homeowner Lending Commitment, each monthly report will include (without limitation) the information and data described in paragraph 8.3; and

(ii)
on an annual basis in a format, with content and within timescales, to be determined by the Government Departments (acting reasonably) in consultation with the Participating Institution (the “annual reports”) to facilitate the reporting by the Government Departments envisaged in paragraph 8.5(B) and that each annual report will include (without limitation) the information and data described in paragraph 8.4; and

(C)
the monthly reports and annual reports will be submitted to the board of directors of the Participating Institution (the “Board”) prior to delivery to the Government Departments and, upon delivery to the Government Departments, will be accompanied by a certificate from a Board director that, to the best of his or her knowledge and belief, having made reasonable enquiries, the report fairly presents the relevant data and is not misleading for the purpose of assessing compliance with the Lending Commitments or the achievement of their purpose.

Without prejudice to the specific requirements set out in this paragraph 8, the Participating Institution undertakes to be open and honest in its dealings with the Government Departments in relation to the implementation and operation of the Lending Commitments and will promptly provide each Government Department with such other information as it reasonably requires in connection with the Lending Commitments.

8.2	Business Lending Commitments: monthly reports

In relation to the Business Lending Commitments, the monthly reports will include:

(A)	a segmental analysis showing new and outstanding lending divided by both size of business (corresponding to the Relevant Business Categories) and industry sector;

(B)	(in respect of SMEs) application numbers and acceptance rates by type of financing, together with the credit assessments of applicants, against the corresponding numbers for 2008;

(C)	a summary of the distributions of the pricing and terms on which lending is being made available and details of the credit and risk assessment methodology;

(D)	a narrative commentary on new lending activities in respect of new and existing borrowers; and

(E)
a narrative commentary on the data, explaining the reasons for any significant variances in the amount of outstanding loans and availability of credit by size of business or sector from the baseline budget.

8.3	Homeowner Lending Commitment: monthly reports

In relation to the Homeowner Lending Commitment, the monthly reports will include:

(A)	a segmental analysis showing new loans and credit availability divided by transaction type (including LTV and Loan to Income (“LTI”) ratios);

(B)	application numbers and acceptance rates by product, together with the credit rating scores of applicants, against the corresponding numbers for 2008;

(C)	a summary of the distributions of the pricing and terms on which lending is being made available and of the credit and risk assessment methodology; and

(D)	a narrative commentary on the data, explaining the reasons for any significant variances in the amount of outstanding loans and availability of credit by transaction type from the baseline budget.

8.4	Lending Commitments: annual reports

The annual reports will include information of a type which is broadly equivalent to the data and information to be contained in the monthly reports, except that (in relation to the segmental analysis referred to in paragraph 8.3(A)), the analysis will be broken down by reference to outstanding loans at the end of the period rather than new loans granted in such period.

8.5	Public disclosure

The Participating Institution agrees that:

(A)	the Government Departments may publicly announce details of the Lending Commitments and the associated obligations and undertakings of the Participating Institution as described in this Deed Poll; and

(B)
each of the Government Departments may report to Parliament and Parliamentary committees (including the Public Accounts Committee and the House of Commons Treasury Select Committee) on implementation of, and compliance with, the Lending Commitments, with such reporting expected to be undertaken on an annual basis.

8.6	Confidentiality

Certain data and information to be included within the monthly reports, or otherwise provided to the Government Departments by the Participating Institution pursuant to this Deed Poll, will be anonymised to preserve customer confidentiality and will constitute confidential, commercially sensitive data.

Confidential information provided to Government Departments pursuant to this Deed Poll will (without prejudice to the rights of the Government Departments described in paragraph 8.5(A)) be subject to confidentiality arrangements between the Participating Institution and each of the Government Departments (on substantially similar terms to the confidentiality agreement entered into between HM Treasury and the Participating Institution on 17 February, 2009).

9.	Implementation plan

The Participating Institution undertakes that, promptly after the Lending Commitment takes effect, it will prepare and present to the Government Departments a plan which will address how the Lending Commitments are to be implemented. Such implementation plan will include the Participating Institution’s proposals regarding the marketing and sales activities to be undertaken pursuant to paragraphs 4.10 and 5.5.

10.	Incentivisation

The Participating Institution will, in applying its balanced scorecard approach to remuneration, ensure that the performance assessment for staff employed in business units responsible for delivery of the Lending Commitments will include an assessment of new lending arising from the marketing and sales activities undertaken pursuant to the Participating Institution’s obligations under paragraphs 4.10 and 5.5.

11.	Compliance

Any failure to comply with the Lending Commitments or the other obligations of, or undertakings given by, the Participating Institution under this Deed Poll will initially be addressed through the reporting mechanism which will provide the Government Departments with a framework to discuss with the Participating Institution the background to and reasons for such failure.

***

12.	Miscellaneous

12.1	Representations and warranties

The Participating Institution represents and warrants that:

(A)	it has the corporate power and the authority to enter into this Deed Poll and to carry out its obligations, and the undertakings given by it, hereunder;

(B)
it is duly organised and validly existing under the laws of its jurisdiction of organisation, and the execution of this Deed Poll and the consummation of the transactions contemplated herein have been duly authorised by all necessary action, and no other act or proceeding, corporate or otherwise, on its part is necessary to authorise the execution of this Deed Poll or the consummation of any of the transactions contemplated hereby; and

(C)	it has duly executed and delivered this Deed Poll.

12.2	Costs

The Participating Institution agrees that it shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Deed Poll.

12.3	Remedies

The Participating Institution agrees that:

(A)
(without prejudice to any other rights or remedies which any Government Department may have) damages would not be an adequate remedy for any breach by the Participating Institution of the provisions of this Deed Poll and each Government

*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.

Department shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by the Participating Institution and no proof of special damages shall be necessary for the enforcement by any Government Department of its rights under this Deed Poll;

(B)
no failure of any Government Department to exercise, and no delay by any Government Department in exercising, any right, power or remedy in connection with this Deed Poll will operate as a waiver thereof, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right; and

(C)	the rights provided in this Deed Poll are cumulative and not exclusive of any rights (whether provided by law or otherwise).

12.4	Invalidity

If any provision of this Deed Poll shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Deed Poll but the legality, validity and enforceability of the remainder of this Deed Poll shall not be affected.

12.5	Assignment

The Participating Institution agrees that each of the Government Departments may assign their respective rights under this Deed Poll to: (i) a governmental, quasi-governmental or regulatory body; or (ii) a body or entity established by, or owned by, one or more of the Government Departments (including any body or entity established to monitor and administer the APS).

12.6	Variation

Any term of this Deed Poll may be amended, and the observance of any term of this Deed Poll may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Government Departments.

12.7	Governing law

This Deed Poll and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England.

IN WITNESS WHEREOF this Deed Poll has been executed and delivered as a deed on 26 February 2009.

The Royal Bank of Scotland plc	)	By:	/s/ illegible
	)	duly authorised by power of attorney to act as attorney on its behalf in
	)	executing and delivering this Deed Poll
)
)
		Name:	/s/ illegible

		Title:	Attorney

Appendix – Baseline Budget

Appendix - Baseline Budget for 2009 and Lending Commitments
£ billions

The Business Lending Commitment

Aggregate Business Lending Commitment
	2009 Lending - Commitment		***

Minimum Lending Commitment by Business Category

Small and Medium Sized Enterprises (SME)
	2008 total lending	***
(a)	2009 lending - Baseline Budget	***
(b)	2009 Lending Commitment (above Baseline Budget)
(a)+(b)	2009 total lending
2009 Baseline impairments and write offs

Mid Corporates
	2008 total lending	***
(a)	2009 lending - Baseline Budget	***
(b)	2009 Lending Commitment (above Baseline Budget)
(a)+(b)	2009 total lending
2009 Baseline impairments and write offs

Large Corporates
	2008 total lending	***
(a)	2009 lending - Baseline Budget	***
(b)	2009 Lending Commitment (above Baseline Budget)
(a)+(b)	2009 total lending
	2009 Average utilisation - Baseline	%
(drawn facilities/committed facilities)
2009 Baseline impairments and write offs

The Homeowner Lending Commitment

	2008 total lending	***
(a)	2009 lending - Baseline Budget	***
(b)	2009 Lending Commitment (above Baseline Budget)		***
(a)+(b)	2009 total lending

Total 2009 Lending Commitment (above Baseline Budget)			***

*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.